Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

December 7, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Charles Eastman
Anne McConnell
Thomas Jones
Asia Timmons-Pierce

Re: Australian Oilseeds Holding Limited

Registration Statement on Form F-4

Filed September 18, 2023

File No. 333-274552

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 5, 2023, regarding our Registration Statement on Form F-4 submitted to the Commission on September 18, 2023. Concurrently with this response, the Company has submitted an Amendment No. 1 to our Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Registration Statement on Form F-4 submitted September 18, 2023

Background of the Business Combination, page 111

1.	Please revise to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC. Please discuss negotiations related to size of the ELOC.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has revised the discussions concerning the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC through a Q&A (page 28) and throughout the narrative (see pages 46-47, 88, 121, and 122-123).

2.	Please elaborate on the negotiations related to the PIPE, including the amount of the PIPE.

Response: The Company respectfully acknowledges the Staff’s comment and advises that in response it has elaborated on its disclosure regarding the negotiations related to the PIPE, including the amount of the PIPE (see page 120).

Index to Consolidated Financial Statements

Background of the Business combination, page F-1

3.	Please provide updated annual audited financial statements and related disclosures as required by Item 14 of Form F-4.

Response: The Company acknowledges the Staff’s comment and advises that the revised Registration Statement includes the Company’s annual audited financial statements and related disclosures for yearend June 30, 2023, as required by Item 14 of Form F-4.

Exhibits

4.	We note you have filed the forms of the opinions as exhibit 5.1, 5.2 and 8.1. Please file the executed and dated opinions with your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it filed executed and dated opinions as Exhibits 5.1, 5.2 and 8.1 to the Registration Statement.

General

5.	Please revise your Form F-4 to provide risk factor disclosure regarding the Investment Company Act of 1940 and Nasdaq listing risks consistent with the disclosure in the proxy statement filed by EDOC Acquisition Corp. on October 3, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it provided a risk factor disclosure regarding the Investment Company Act of 1940 and Nasdaq listing risks on pages 75-76.

6.	In your next amendment please include missing Annexes B-D.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it filed Annexes B-D with this Registration Statement.

7.	Please revise your Background of the Business Combination section to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the ELOC. Please also revise your disclosure here to include all material terms of the ELOC, including any termination provisions for the investor. Please file the ELOC as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it revised the Background of the Business Combination section to disclose discussion regarding obtaining additional financing for the combined company and disclosed all material terms of the ELOC, including any termination provisions for the investor (see Q&A (page 28) and throughout the narrative (see pages 46-47, 88, 121, and 122-123). In addition, we filed the ELOC Purchase Agreement as Exhibit 10.33 to the Registration Statement.

8.	Please revise your prospectus summary to describe the agreement, including the commitment fee payable to the investor in the form of commitment shares and any other material terms, and update your estimated ownership percentages upon completion of the business combination throughout your filing to account for the estimated commitment shares. Finally, please include a separate, specific risk factor to address the potential dilutive effect of your equity line agreement with the investor.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it revised the “Summary of the Proxy Statement/Prospectus” section of the Registration Statement to describe the material terms related to the ELOC (see pages 46-47, 121, and 122-123), updated the estimated ownership percentages upon completion of the Business Combination, included a risk factor to address the potential dilutive effect of the ELOC (see page 88), and we revised the tables on page 29 to reflect the ownership interest of the EDOC Public Shareholders and others as result of the potential sources of dilution.

9.	Please revise the tables on page 29 to reflect the ownership interest of the EDOC Public Shareholders and others as result of the potential sources of dilution.

Response: In response to the Staff’s comment, the tables on page 29 of the Registration Statement and elsewhere have been updated to reflect the ownership interest of the EDOC Public Shareholders and others as result of the potential sources of dilution.

10.	As previously requested in prior comment 6, please revise to disclose the scope of your exclusive forum provision in your Amended and Restated Memorandum of Association and include any appropriate risk factor disclosure. In this regard. it appears that the new disclosure on page 80 is related to an exclusive forum provision in the warrant agreement rather than the exclusive forum provision in your Amended and Restated Memorandum of Association.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it amended and attached the form of Amended and Restated Memorandum of Association and confirm there is no exclusive forum provision in the Amended and Restated Memorandum of Association.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Debbie A. Klis, Esq., at Rimon PC by telephone at (202) 935-3390.

Sincerely,

/s/ Gary Seaton
Gary Seaton, Chief Executive Officer

cc:	Rimon PC
Ellenoff Grossman & Schole LLP

3